Exhibit 99.3

Press Release

Total to Build the Largest Battery-based Energy Storage Project in France

Paris, March 12, 2020 – The development of renewable energy that is intermittent and decentralized requires the security of the electricity grid through flexible electricity storage capacities, especially in the form of batteries.

Total launches a battery-based energy storage project in Mardyck, at the Flandres Center, in Dunkirk’s port district. With a storage capacity of 25 megawatt hours (MWh) and output of 25 MW of power, the new lithium-ion energy storage system will be the largest in France. It will be used to provide fast reserve services to support the stability of the French power grid. It is part of government policy to support the development of electrical capacity through capacity mechanisms.

Scheduled for commissioning in late 2020, the new storage system, which represents an investment of around €15 million, will be based on Saft’s Intensium Max 20 High Energy solution and will comprise 11 integrated 2.3 MWh containers, designed and manufactured at Saft’s production site in Bordeaux.

Total and Low-Carbon Electricity

As part of its ambition to become the responsible energy major, Total is building a portfolio of low-carbon electricity operations, with the objective of seeing them account for 15 to 20% of its sales mix by 2040. Today, Total’s gross low-carbon power generation capacity is close to 7 gigawatts, of which more than 3 gigawatts from renewable energy sources.

About Saft

Saft specializes in advanced technology battery solutions for industry, from design and development to production, customization and service provision. For 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments like the Arctic Circle and the Sahara Desert. Saft is a wholly-owned affiliate of Total.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Contacts Saft

Karen Hollington: +33 1 58 63 16 60, e-mail : karen.hollington@saftbatteries.com

Diana Mejia: +33 1 58 63 16 92, e-mail : diana.mejia@saftbatteries.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.